Exhibit 99.1

InterCure Announces 2025 Results with NIS 270 Million in Revenue and Positive Operating Cash Flow

The Company reported over NIS 270 million in revenue, NIS 37 million in Net loss, NIS 47 million in Adjusted EBITDA and NIS 17 million in positive operating cash flow, reflecting strong resilience and consistent profitability, with a twelfth consecutive half-year of positive Adjusted EBITDA, as the Company continues to recover from the impact of the October 7, 2023 events

NEW YORK and HERZLIYA, Israel, April 30, 2026 – InterCure Ltd. (NASDAQ: INCR) (TASE: INCR) (“InterCure” or the “Company”), today announced its financial and operating results for 2025. All amounts are expressed in New Israeli Shekels (NIS), unless otherwise noted.

FY2025 Financial Highlights and Milestones

●	Revenue of over NIS 270 million, an increase of 13% compared to 2024 and NIS 140 million for the second half of 2025, an increase of 24% compared to the second half of 2024, higher than NIS 265 million estimated at the preliminary 2025 results.

●	Net loss of NIS 37 million, compared to NIS 73 million in 2024, primarily reflecting non-cash provisions related to Bazalet debt impermeant and the impact of the war.

●	Adjusted EBITDA of NIS 47 million, an increase of over 90% compared to NIS 24 million for 2024, representing 17% of revenue and marking the Company’s twelfth consecutive half-year of positive Adjusted EBITDA.[1]

●	Positive cash flow from operations of NIS 17 million, compared to negative cash flow of NIS 67 million for 2024. Additionally During 2025, the Company repaid loans of over NIS 35 million.

●	Cash on hand[2] of NIS 49 million as of December 31, 2025, compared to NIS 77 million as of December 31, 2024.

●	Shareholders’ equity of NIS 397 million as of December 31, 2025.

1”Adjusted EBITDA” means EBITDA for the Company’s cannabis sector, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, and other expenses (or income). Other income, net includes war-related damage compensation from the tax authorities, changes to allowance for credit risk, impairment of inventory and excludes non-cannabis sector expenses. EBITDA means net income (loss) before interest, taxes, depreciation and amortization.

2” Including restricted cash

Operational and Strategic Highlights

●

During 2025, as the recovery process progressed, the Company resumed production, importation and sales from the Nir Oz facility, delivering first batches since the October 7, 2023 attack and the war in Gaza. As of the fourth quarter of 2025, the recovery process is being extended beyond the originally planned timeline alongside the excepted receipt of additional compensation advances and the Company is currently focused on the recovery of the genetic bank.

●

Launched a record of more than 75 new GMP SKUs (Stock Keeping Unit) during 2025, with premium medical products that have established category-leading positions, the first major product launch since October 2023.

●	Expanded the Company’s partnership strategy through an exclusive partnership agreement with premier cannabis operators Purplefarm, and others.
●

During 2025, the Company continued to execute its global expansion strategy, and for the first time, revenues in the second half of 2025 included significant contributions from the German market.

The Company expects this trend to continue into 2026, with the primum branded product launches anticipated in the German and other markets.

●

During the fourth quarter of 2025, Alex Rabinovitch, the Company’s CEO and Chairman, acquired over 500,000 shares of the Company showing a vote of confidence. In addition, the Company was informed that Yaron Jacobi, a highly regarded investor, has become a significant shareholder and currently holds approximately 7% of the Company’s outstanding shares.

●

In September 2025, the Company entered into a share purchase agreement to acquire Botanico Ltd. (ISHI), a strategic acquisition expected to strengthen InterCure’s primum genetics, advanced cultivation technologies, and international market opportunities. Botanico commenced operations at the cultivation facility and the Company anticipates revenues of over NIS 30 million during the second half of 2026 upon closing of the transaction.

●

In November 2025, the Company entered into strategic investment and collaboration agreements with Cannasoul R&D Ltd., acquiring a 28% ownership stake with an exclusive path to increase its holdings to 51% within two years. We believe that the partnership enhances the Company’s research and pharmaceutical capabilities and supports its positioning in the evolving U.S. cannabis market.

●

The Company continues to monitor regulatory developments in the United States regarding potential cannabis regulations post rescheduling and believes it is strategically positioned to benefit from the evolving market.

●

Regarding the restructuring proceedings initiated by Bazelet, the Company continues to monitor the related legal developments and explore strategic business options. In parallel, the Company commenced initial production at an additional facility and reached understanding to maintain ongoing production activities with Bazelet under the updated stay-of-proceedings order.

●

The Company received a total of NIS 82 million in compensation advances from Israeli authorities for war-related damages, as part of a total submitted damages[3] claim of NIS 251 million. The Company continues to work closely with Israeli authorities to secure full compensation for damages caused by the October 7, 2023 attack and the war in Gaza.

Alexander Rabinovitch, CEO and Chairman of InterCure,:

“We believe that 2025 marked a year of disciplined execution and accelerating recovery for InterCure, and that we delivered strong momentum in the second half of the year, with nearly 20% revenue growth, while maintaining positive Adjusted EBITDA for the twelfth consecutive half-year. Importantly, we generated NIS 17 million in positive operating cash flow, supporting debt repayment and strengthening the Company’s financial position.

During the year, we achieved a significant operational milestone by resuming production at our Nir Oz facility and delivering our first batches since the October 7, 2023 events. At the same time, we launched a record number of new products, which we believe reinforces our leadership in the premium medical cannabis category.

The rehabilitation of the Nir Oz site is extending beyond the originally planned timeline and remains a complex, resource-intensive process, progressing in line with the receipt of additional compensation advances.

We also achieved a key milestone with our first meaningful revenues in the German market, supporting the continued execution of our global expansion strategy across Germany and additional markets throughout 2026. The anticipated launch of operations under the Botanico transaction, together with our strategic collaboration with Cannasoul, is expected to further enhance our pharmaceutical platform and global positioning.

In parallel, we are closely monitoring regulatory developments, including recent statements from U.S. authorities recognizing the medical value of cannabis. We believe that these developments, alongside evolving frameworks in the United States and Europe, further support our strategic positioning to leverage our vertically integrated model, scientific leadership, and international partnerships to drive long-term value for patients and shareholders.”

Company’s Revenues and Adjusted EBITDA 2022-2025

	*2025	*2024	*2023	2022
Revenues	270,200	238,845	355,553	388,684
Net Income	(36,784)	(72,793)	(63,533)	43,749
Adjusted EBITDA[1]	46,601	24,193	60,870	84,125

(*) Results were affected by damages to our southern facility caused by the terrorist attack on October 7, 2023, and the war in Gaza.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: https://www.intercure.co

3 The claim is not final and remains subject to adjustment. The total amount claimed may be increased as the recovery process is being extended in line with the receipt of additional compensation advances and further information becomes available.

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, and other income, net which included war-related damage compensation from the tax authorities, changes to allowance for credit risk, and impairment of inventory. This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measures used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the Company.

Below is a table of reconciliation of Adjusted EBITDA to net income:

	2025	2024	2023	2022
Revenues	270,200	238,845	355,553	388,684
Net Income	(36,784)	(72,793)	(63,533)	43,749
Financing cost (net)	16,859	20,116	19,719	6,786
Tax expenses	7,319	(14,530)	2,248	93
Depreciation and amortization	17,148	15,371	13,166	11,699
Share-based payments	2,429	2,281	2,592	8,907
Other expenses (exclude other income from the Tax authorities)	39,755	62,497	75,289	2,128
Changes in the fair value of financial assets	2,028	(340)	666	174
Fair value adjustment to inventory	7,500	5,360	3,244	3,874
Adjusted EBITDA (Consolidated)	41,616	17,962	53,392	77,411
Non cannabis sector expenses	4,985	6,231	7,479	6,715
Adjusted EBITDA (Cannabis Sector)	46,601	24,193	60,870	84,125

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements may include, but are not limited to, the Company’s resilience and consistent profitability, the Company’s expected recovery from the impact of the October 7, 2023 events, the Company’s expected growth, including in Adjusted EBITDA, the Company’s and its subsidiaries continued expansion, the Company’s partnerships, investments, collaborations and strategy, the Company’s financial results, regulatory developments, legal proceedings, and expected receipt of compensation from the Israeli government, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s resilience, profitability and financial position; the Company’s recovery from the October 7, 2023 events and resumed production, importations and sales from the Nir Oz facility; the Company’s leadership in the premium medical cannabis categorty, the Company’s financial result and projections, including in different markets; the Company’s success with its partenrships, the Company’s success in executing its global expansion plans (including the pending acquisition of Botanico Ltd. (ISHI) and its closing); the ability to satisfy the conditions to closing and complete the ISHI Acquisition Agreement; the Company’s expectation to launch operations under the Botanico transaction; the Company’s expectation to enhance its pharmaceutical platform and global positioning; the Company’s expectations regarding expansion, product launches and revenues in 2026 and in the future; the increase of the Company’s holdings in Cannasoul R&D Ltd. and its expectation that his partnership will enhance the Company’s capabilities and support its positioning; regulatory developments in the United States, including potential rescheduling of cannabis, and benefits from such developments; the proceedings initiated by Bazelet and its results and the Company’s expectation to drive long-term value for patients and shareholders; its continued growth, expected operations and financial results, business strategy, competitive strengths, goals and expansion into major markets worldwide; the impact of the ongoing conflict in Israel and regional geopolitical conditions, the Company’s ability to obtain additional compensation from Israeli authorities, . Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscape and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of our senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F, as well as in the Company’s Report of Foreign Private Issuer on Form 6-K containing the unaudited condensed consolidated financial statements for the six months ended June 30, 2025, and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Company Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co